UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INVENTURE FOODS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

461214108
(CUSIP Number)

David A. Fisher, Esq.
K&L Gates LLP
3580 Carmel Mountain Road, Suite 200
San Diego, CA 92130
(858) 509-7400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 20, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461214108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Larry R. Polhill
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,133,695*
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,133,695*
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,695*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%**
14.	Type of Reporting Person (See Instructions) IN

* Includes 4,133,695 shares held by Capital Foods, LLC.

** Based on 19,420,060 shares of common stock of the Issuer issued and outstanding as of November 1, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 5, 2013.

CUSIP No.   461214108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Foods, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,133,695
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,133,695
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,133,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.3%*
14.	Type of Reporting Person (See Instructions) OO

* Based on 19,420,060 shares of common stock of the Issuer issued and outstanding as of November 1, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission on November 5, 2013.

EXPLANATORY NOTE

This Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Inventure Foods, Inc. (the “Issuer”).  Larry R. Polhill and Capital Foods, LLC (together, the “Reporting Persons”) jointly file this Schedule 13D to amend and supplement the Reporting Persons’ Schedules 13D previously filed with the Securities and Exchange Commission on April 25, 2013 and October 21, 1999 and Schedules 13G filed on August 21, 2002; February 19, 2003; February 12, 2004; February 11, 2005; February 13, 2006; February 12, 2007 (as amended February 22, 2007); February 14, 2008; and February 17, 2009.

Item 1.    Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share (“Common Stock”) of Inventure Foods, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054.

Item 2.    Identity and Background

(a)  This statement is being filed jointly by Larry R. Polhill and Capital Foods, LLC (together, the “Reporting Persons”).

(b)-(c)  Mr. Polhill, a natural person, is manager of Capital Foods, LLC.  The address of his principal office and principal place of business is 7000 W. Buckeye Road, Phoenix, AZ 85043.

Capital Foods, LLC is a limited liability company organized under the laws of the State of Delaware.  The address of Capital Foods’s principal place of business and principal office is 7000 W. Buckeye Road, Phoenix, AZ 85043.

(d)           During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Capital Foods, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On September 24, 2013 in the United States District Court, Central District of California (Case No. EDCV13-1729), Mr. Polhill consented, without admitting or denying any allegations, to the entry of a judgment in favor of the Securities and Exchange Commission.  The judgment was entered on October 1, 2013, and provides, among other things, that:

(1) Mr. Polhill is permanently restrained and enjoined from violation of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78j(b), and Rule 10b-5, 17 C.F.R. § 240.10b-5, thereunder; Section 17(a) of the Securities Act of 1933 (the “Securities Act”), 15 U.S.C. § 77q(a); and Section 5 of the Securities Act, 15 U.S.C. § 77e; and

(2) Mr. Polhill is prohibited from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act, 15 U.S.C. § 781, or that is required to file reports pursuant to Section 15(d) of the Exchange Act, 15 U.S.C. § 78(o)(d).

The judgment and the consent decree further provide that, upon future motion of the Securities and Exchange Commission, the court will determine whether to order disgorgement of ill-gotten gains and/or a civil penalty against Mr. Polhill, and if so, the amount.

(f)           Mr. Polhill is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration

As described in the Schedule 13D filed on October 21, 1999, Capital Foods acquired the shares of Common Stock held in its name in exchange for all of the Membership Interests in Wabash Foods, LLC, a Delaware limited liability company, formerly owned by Pate Foods Corporation, and through the purchase of warrants from a third party and the subsequent exercise thereof.  The warrants from the third party were purchased using cash.

None of the Issuer’s securities were purchased by the Reporting Persons using borrowed funds.

Item 4.    Purpose of Transaction

Mr. Polhill served on the Issuer’s board of directors beginning in July 2004, as a member of the Compensation Committee since May 2010, and as Chairman of the Board from February 2006 to May 2010 and again, served as Chairman from May 2012 until his resignation from the Issuer’s board of directors effective as of September 18, 2013.  During 2013, Mr. Polhill acquired 30,000 securities of the Issuer through the exercise of an aggregate of 25,000 shares of Common Stock, and the grant of 5,000 shares of restricted Common Stock.  Mr. Polhill disposed of all securities of the Issuer held directly in his name, as well as all shares in his IRA account, on the open market prior to December 31, 2013.

The Reporting Persons hold the Common Stock for investment purposes only.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including the Issuer 's financial position and strategic direction, actions taken by the Issuer 's board of directors, other investment opportunities available to the Reporting Persons, the price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages to this Schedule for the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)           See Items 7 through 10 of the cover pages to this Schedule for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 13, 2014

LARRY R. POLHILL
/s/ Larry R. Polhill

CAPITAL FOODS, LLC
By:	/s/ Larry R. Polhill
	Name:	Larry R. Polhill
	Title:	Manager

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date:   March 13, 2014

LARRY R. POLHILL
/s/ Larry R. Polhill

CAPITAL FOODS, LLC
By:	/s/ Larry R. Polhill
	Name:	Larry R. Polhill
	Title:	Manager